UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 15, 2009
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
Date: May 15, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE

TEEKAY LNG PARTNERS
REPORTS FOURTH QUARTER AND ANNUAL RESULTS

Highlights
•	Generated distributable cash flow of $29.6 million in the fourth quarter, up from $22.4 million in the same quarter of the prior year.
•	Declared cash distributions of $0.57 per unit for both the fourth quarter of 2008 and first quarter of 2009.
•	Completed follow-on public equity offering of 4 million common units in March 2009; Partnership’s total liquidity currently over $530 million.
•	First of five Skaugen LPG carriers delivered in April 2009; two Tangguh LNG carriers expected to be acquired by the Partnership in May 2009.
•	Financing in place for all of the Partnership’s newbuildings.
Hamilton, Bermuda, May 15, 2009 — Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported its fourth quarter and annual results for 2008. The Partnership generated distributable cash flow(1) of $29.6 million in the fourth quarter of 2008, bringing total distributable cash flow for 2008 to $104.8 million. On February 2, 2009, the Partnership declared a cash distribution of $0.57 per unit ($2.28 per unit on an annualized basis). The cash distribution was paid on February 13, 2009 to all unitholders of record on February 6, 2009.
On May 4, 2009, the Partnership declared a cash distribution of $0.57 per unit for the quarter ended March 31, 2009. The cash distribution is payable on May 15, 2009 to all unitholders of record on May 8, 2009.
“Our cash flows are generated from long-term fixed-rate contracts with terms ranging from 10 to 25 years, providing the Partnership with stable distributable cash flow,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “In addition, our long-term contracts are with creditworthy counterparties and have no exposure to commodity price fluctuation,” continued Mr. Evensen. “With the proceeds from our recently completed follow-on equity offering, the Partnership’s total liquidity comfortably exceeds our total remaining newbuilding capital expenditures. The combination of our long-term fixed-rate contracts, strong liquidity position, and fully-financed newbuilding program provides unitholders with stable cash distributions.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
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Teekay LNG’s Fleet
In April 2009, the Partnership took delivery of the first of five Skaugen LPG/Mulitgas vessels which commenced a 15-year fixed-rate charter concurrently.
The following table summarizes the Partnership’s fleet as of May 1, 2009:

	Number of Vessels
	Delivered	Committed
	Vessels	Vessels	Total

LNG Carrier Fleet(1)	13	2	15
LPG Carrier Fleet	2	4 (2)	6
Suezmax Tanker Fleet	8	—	8

Total	23	6	29

(1)	Excludes Teekay’s 33 percent interest in the four Angola LNG newbuildings, as described below.

(2)	Represents the four Skaugen LPG carriers currently under construction, as described below.
Future LNG/LPG Projects
Below is a summary of LNG and LPG newbuildings that the Partnership has agreed to, or has the right to, acquire:
Tangguh LNG
The Partnership has agreed to acquire Teekay Corporation’s (Teekay’s) 70 percent interest in two 155,000 cubic meter newbuilding LNG carriers and expects the purchase to be completed during the second quarter of 2009. The Tangguh vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia. The vessels will be chartered at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30 percent interest in these vessels.
Skaugen LPG
The Partnership has agreed to acquire a total of five LPG carriers from subsidiaries of IM Skaugen ASA (Skaugen), four of which are currently under construction and will be purchased upon their deliveries from the shipyard scheduled in 2009 and 2010. Upon their delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen. The first of the five vessels was delivered in April 2009.
Angola LNG
As previously announced, a consortium in which Teekay has a 33 percent interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, Total and ENI. The vessels will be chartered at fixed rates, with inflation adjustments, following their deliveries, which are scheduled to commence in 2011. In accordance with an agreement between Teekay and Teekay LNG, Teekay is obligated to offer the Partnership its interest in these vessels and related charter contracts no later than 180 days before delivery of the newbuilding LNG carriers.
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Financial Summary
The Partnership reported a net loss of $15.9 million for the quarter ended December 31, 2008, compared to a net loss of $0.6 million for the same period of the prior year. The results for the quarters ended December 31, 2008 and December 31, 2007 included a number of specific non-cash items which had the net effect of decreasing net income by $30.7 million and $12.2 million, respectively, as detailed in Appendix A to this release. Excluding the items in Appendix A, net income would have been $14.8 million and $11.6 million for the quarters ended December 31, 2008 and 2007, respectively. Net voyage revenues(1) for the fourth quarter of 2008 increased to $88.1 million from $68.7 million in the same quarter of the prior year.
Reported net income for the year ended December 31, 2008 was $19.5 million, compared to net income of $25.7 million for the prior year. The results for the year ended December 31, 2008 and 2007 included a number of specific non-cash items which had the net effect of decreasing net income by $30.0 million and $14.4 million, respectively, as detailed in Appendix A to this release. Excluding the items in Appendix A, net income would have been $49.5 million and $40.1 million for the years ended December 31, 2008 and 2007, respectively. Net voyage revenues for the year ended December 31, 2008 increased to $300.5 million from $268.8 million in the prior year.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments in the statement of income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the statements of income.
Operating Results
The following table highlights certain financial information for Teekay LNG’s segments: the liquefied gas segment and the Suezmax segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details). The Partnership’s financial statements for the prior periods include historical results of vessels acquired by the Partnership from Teekay, referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

	Three Months Ended			Three Months Ended
	December 31, 2008			December 31, 2007
	(unaudited)			(unaudited)
	Liquefied			Liquefied
	Gas	Suezmax		Gas	Suezmax
(in thousands of U.S. dollars)	Segment	Segment	Total	Segment	Segment	Total

Net voyage revenues*	54,415	33,652	88,067	47,992	20,706	68,698
Vessel operating expenses	13,648	6,766	20,414	8,458	6,719	15,177
Depreciation & amortization	15,140	4,973	20,113	12,131	5,011	17,142
Cash flow from vessel operations**	39,058	15,153	54,211	37,456	11,205	48,661

*	Net voyage revenues in the Suezmax tanker segment includes unrealized mark-to-market gains (losses) of the derivative liability relating to the agreement between the Partnership and Teekay for the Toledo Spirit time-charter. For the three months ended December 31, 2008 and December 31, 2007, these unrealized gains were $9.3 million and $0.5 million, respectively.

**	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and unrealized gains or losses relating to derivatives. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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Liquefied Gas Segment
Cash flow from vessel operations from the Partnership’s liquefied gas segment increased to $39.1 million in the fourth quarter of 2008 from $37.5 million in the same quarter of the prior year, primarily due to the acquisition of the two Kenai LNG carriers on April 1, 2008.
Suezmax Segment
Cash flow from vessel operations from the Partnership’s Suezmax tanker segment increased to $15.2 million for the fourth quarter of 2008 from $11.2 million in the same quarter of the prior year. This is primarily due to a $6.6 million increase in the Teide Spirit profit share recognized in the fourth quarter of 2008 (the time charter for the Teide Spirit contains a profit share component tied to spot tanker rates which is determined in the fourth quarter of each year), partially offset by an increase in vessel operating expenses related mainly to higher crewing costs and 27 off-hire days experienced due to a scheduled drydocking in the fourth quarter of 2008.
Liquidity
As of December 31, 2008, the Partnership had total liquidity of $491.8 million, comprised of $117.6 million in cash and cash equivalents (of which $22.9 million is only available to the Tangguh joint venture) and $374.2 million in undrawn medium-term revolving credit facilities.
About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time-charter contracts with major energy and utility companies through its fleet of fifteen LNG carriers, six LPG carriers and eight Suezmax class crude oil tankers. Two of the fifteen LNG carriers are newbuildings scheduled for delivery to the Partnership in the first half of 2009. Four of the six LPG carriers are newbuildings scheduled for delivery in 2009 and 2010.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2008	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES (1)	89,648	78,206	69,038	303,781	269,974

OPERATING EXPENSES
Voyage expenses	1,581	615	340	3,253	1,197
Vessel operating expenses	20,414	17,500	15,177	77,113	56,863
Depreciation and amortization	20,113	19,105	17,142	76,880	66,017
General and administrative	5,834	4,167	4,378	20,201	15,186

	47,942	41,387	37,037	177,447	139,263

Income from vessel operations	41,706	36,819	32,001	126,334	130,711

OTHER ITEMS
Interest expense (2)	(262,520)	(76,585)	(84,553)	(404,245)	(167,870)
Interest income (3)	169,476	34,680	45,018	240,922	88,737
Income tax (expense) recovery	(453)	336	67	(205)	(1,155)
Foreign exchange gain (loss) (4)	3,597	48,567	(9,204)	18,244	(41,241)
Other — net	1,836	149	(69)	1,386	(259)
Goodwill impairment	—	(3,648)	—	(3,648)	—

(Loss) income before non-controlling interest	(46,358)	40,318	(16,740)	(21,212)	8,923
Non-controlling interest	30,463	5,571	16,146	40,698	16,739

Net (loss) income	(15,895)	45,889	(594)	19,486	25,662

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	33,338,320	33,338,320	22,540,547	29,698,031	21,670,958
Weighted-average number of subordinated units outstanding
- Basic and diluted	11,050,929	11,050,929	14,734,572	12,459,973	14,734,572
Weighted-average number of total units outstanding
- Basic and diluted	44,389,249	44,389,249	37,275,119	42,158,004	36,405,530

(1)	Due to the change in fair value of a profit sharing agreement between Teekay and the Partnership for the Toledo Spirit time-charter contract, voyage revenues includes unrealized gains of $9.3 million, $0.7 million and $0.5 million for the three months ended December 31, 2008, September 30, 2008 and December 31, 2007, respectively. Voyage revenues for the years ended December 31, 2008 and December 31, 2007 includes an unrealized loss of $2.0 million and an unrealized gain of $14.1 million, respectively. These amounts are non-cash and hence, do not affect the Partnership’s cash flows or the calculation of distributable cash flow.

(2)	Interest expense for the three months ended December 31, 2008, September 30, 2008 and December 31, 2007 includes unrealized losses of $222.9 million, $39.4 million and $45.0 million, respectively, from interest rate swaps. Interest expense for the years ended December 31, 2008 and December 31, 2007 includes unrealized losses of $253.4 million and $25.5 million, respectively, from interest rate swaps. These amounts are non-cash and hence, do not affect the Partnership’s cash flows or the calculation of distributable cash flow.

(3)	Interest income for the three months ended December 31, 2008, September 30, 2008 and December 31, 2007 includes unrealized gains of $150.3 million, $17.5 million and $26.4 million, respectively, from interest rate swaps. Interest income for the years ended December 31, 2008 and December 31, 2007 includes unrealized gains of $170.8 million and $22.3 million, respectively, from interest rate swaps. These amounts are non-cash and hence, do not affect the Partnership’s cash flows or the calculation of distributable cash flow.

(4)	The Partnership’s Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the income statement.
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS (1)
(in thousands of U.S. dollars)

	As at December 31,	As at December 31,
	2008	2007(3)
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	117,641	91,891
Restricted cash — current	28,384	26,662
Other current assets	18,388	24,993
Advances to affiliates	9,583	—
Restricted cash — long-term	614,565	652,567
Vessels and equipment	2,007,321	1,824,799
Advances on newbuilding contracts	200,557	240,773
Derivative assets	167,326	33,594
Other assets	95,756	733,123
Intangible assets	141,805	150,935
Goodwill	35,631	39,279

Total Assets	3,436,957	3,818,616

LIABILITIES AND PARTNERS’ EQUITY
Accounts payable, accrued liabilities and unearned revenue	44,614	36,545
Current portion of long-term debt and capital leases	197,922	187,635
Current portion of long-term debt related to newbuilding vessels to be delivered	26,495	34,665
Advances from affiliates and joint venture partners	74,300	269,092
Long-term debt and capital leases	1,861,924	1,586,074
Long-term debt related to newbuilding vessels to be delivered	113,611	774,617
Derivative liabilities	260,602	79,318
Other long-term liabilities	48,776	—
Non-controlling interest (2)	2,862	141,378
Partners’ equity	805,851	709,292

Total Liabilities and Partners’ Equity	3,436,957	3,818,616

(1)	Due to the Partnership’s agreement to acquire Teekay’s 70 percent interest in the Tangguh LNG Project, it is required to consolidate Tangguh under U.S. generally accepted accounting principles. Due to the Partnership’s acquisition of a 40 percent interest in the four RasGas 3 LNG carriers on May 6, 2008, it is required to equity account for its investment in the RasGas 3 joint venture under U.S. generally accepted accounting principles.
(2)	Non-controlling interest relates to the 30 percent portion of Teekay Nakilat (RasGasII Project) which the Partnership does not own. There is no non-controlling interest relating to the Tangguh project, as it had a net equity loss which the Partnership assumed 100 percent of the deficit as at December 31, 2008. The non-controlling interest would include 100 percent of a net equity gain in the Tangguh project until the Partnership acquires the interest in the Tangguh project. As at December 31, 2007, the Partnership had not yet acquired either the Tangguh or the RasGas 3 projects, and as such, the non-controlling interest for this period includes 100 percent of the equity interest in the Tangguh project and 100 percent equity in Teekay Nakilat Holdings Corporation (RasGas 3 Project), although the Partnership’s actual equity interest in the latter joint venture is only 40 percent.
(3)	Retroactively adjusted to include the Dropdown Predecessor for two vessels, the Polar Spirit and Arctic Spirit, which were acquired from Teekay on April 1, 2008, as if the vessels had been acquired by the Partnership on December 13, 2007 and December 14, 2007, respectively, the date the vessels were operating and under the common control of Teekay.
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31,
	2008	2007
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	141,399	115,305

FINANCING ACTIVITIES
Excess of purchase price over the contributed basis of Teekay Nakilat (III) Holdings Corporation	(28,192)	—
Excess of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation	—	(13,844)
Distribution to Teekay Corporation for the purchase of Kenai LNG carriers	(230,000)	—
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC carrier	—	(18,548)
Proceeds from long-term debt	936,982	1,021,615
Debt issuance costs	(2,233)	(5,345)
Scheduled repayments of long-term debt and capital leases	(106,789)	(61,869)
Prepayments of long-term debt	(321,000)	(291,098)
Increases in restricted cash	36,511	11,590
Net advances from affiliates	17,147	(2,788)
Net advances from joint venture partners	621	(21,630)
Cash distributions paid	(97,420)	(74,116)
Proceeds from issuance of units	202,525	85,975
Equity distribution from Teekay Corporation	3,281	598

Net financing cash flow	411,433	630,540

INVESTING ACTIVITIES
Advances to joint venture	(250,413)	(461,258)
Receipt of Spanish re-investment tax credit	5,431	—
Return of capital from Teekay BLT Corporation to its joint venture partners	(28,000)	—
Purchase of Teekay Nakilat (III) Holdings Corporation	(82,007)	—
Purchase of Teekay Nakilat Holdings Corporation	—	(61,227)
Expenditures for vessels and equipment	(172,093)	(160,757)

Net investing cash flow	(527,082)	(683,242)

Increase in cash and cash equivalents	25,750	62,603
Cash and cash equivalents, beginning of the year	91,891	29,288

Cash and cash equivalents, end of the year	117,641	91,891

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TEEKAY LNG PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Partnership’s net income for the three months and year ended December 31, 2008 and December 31, 2007, all of which items are typically excluded by securities analysts in their published estimates of the Partnership’s financial results:

	Three Months Ended	Year Ended
	December 31, 2008	December 31, 2008
	(unaudited)	(unaudited)

Foreign currency exchange gains (1)	3,597	18,244
Unrealized losses from derivative instruments (2)	(63,315)	(84,546)
Goodwill impairment	—	(3,648)
Non-controlling interests’ share of items above	29,008	39,912

Total	(30,710)	(30,038)

	Three Months Ended	Year Ended
	December 31, 2007	December 31, 2007
	(unaudited)	(unaudited)

Foreign currency exchange losses (1)	(9,204)	(41,241)
Unrealized (losses) gains from derivative instruments (2)	(18,044)	10,941
Non-controlling interests’ share of items above	15,030	15,887

Total	(12,218)	(14,413)

(1)	Foreign currency exchange gains and losses primarily relate to the revaluation of the Partnership’s debt denominated in Euros.
(2)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
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TEEKAY LNG PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net (loss) income adjusted for depreciation and amortization expense, non-cash items, non-controlling interest, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income (loss).

Three Months Ended
December 31, 2008
(unaudited)

Net loss	(15,895)
Add:
Depreciation and amortization	20,113
Unrealized gains and losses from derivatives and other non-cash items	66,550
Income tax expense	453
Partnership’s share of RasGas 3 DCF before estimated maintenance capital expenditures	4,525

Less:
Estimated maintenance capital expenditures	(8,789)
Equity income of RasGas 3 joint venture	(1,549)
Foreign exchange gain	(3,597)
Non-controlling interest	(30,463)

Distributable Cash Flow before Non-Controlling interest	31,348

Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(1,756)

Distributable Cash Flow	29,592

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TEEKAY LNG PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2008
	(unaudited)
	Liquefied	Suezmax
	Gas Segment	Segment	Total

Net voyage revenues (1)	54,415	33,652	88,067
Vessel operating expenses	13,648	6,766	20,414
Depreciation and amortization	15,140	4,973	20,113
General and administrative	3,376	2,458	5,834

Income from vessel operations	22,251	19,455	41,706

	Three Months Ended December 31, 2007
	(unaudited)
	Liquefied	Suezmax
	Gas Segment	Segment	Total

Net voyage revenues (1)	47,992	20,706	68,698
Vessel operating expenses	8,458	6,719	15,177
Depreciation and amortization	12,131	5,011	17,142
General and administrative	2,123	2,255	4,378

Income from vessel operations	25,280	6,721	32,001

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; Teekay Corporation offering its interest in the Angola LNG Project vessels to the Partnership; the certainty and timing of the Partnership’s purchase of the Tangguh LNG carriers from Teekay Corporation and the amount of cash flow the acquisition will generate for the Partnership; the timing of LNG and LPG newbuilding deliveries; the amount and timing of the refinancing of the Partnership’s existing debt facilities; and the likelihood of securing a commitment from lenders to finance five LPG newbuildings. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the unit price of equity offerings to finance acquisitions; the outcome of a ruling that the Partnership requested of the IRS with respect to an LPG carrier holding structure that the Partnership also intends to use to acquire and hold the carriers servicing the Tangguh LNG project; changes in production of LNG or LPG, either generally or in particular regions; required approvals by the conflicts committee of the board of directors of the Partnership’s general partner to acquire any LNG projects offered to the Partnership by Teekay Corporation; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG project delays, shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG or LPG projects; the securing of lenders’ internal approvals for the provision of financing on the Partnership’s five LPG newbuildings; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F/A for the fiscal year ended December 31, 2007. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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